UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 8-A

                For Registration of Certain Classes of Securities
                     Pursuant to Section 12(b) OR (g) of the

                         Securities Exchange Act of 1934

                                 ORAGENICS, INC.
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             (Exact Name of Registrant as Specified in Its Charter)

                Florida                                 59-3410522
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(State of Incorporation or Organization        (IRS Employer Identification No.)

        12085 Research Drive, Alachua, Florida                 32615
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       (Address of principal executive offices)              (Zip Code)

         If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

         If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [X]

         Securities Act registration statement file number to which this Form relates:

         Securities to be registered pursuant to Section 12(b) of the Act:

         Title Of Each Class                    Name Of Each Exchange On Which
         -------------------                    ------------------------------
         To Be So Registered                    Each Class Is To Be Registered

--------------------------------        ----------------------------------------

--------------------------------        ----------------------------------------


Securities to be registered pursuant to Section 12(g) of the Act:


                     Common Stock, par value $.001 per share
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                                (Title of Class)


--------------------------------------------------------------------------------
                                (Title of Class)

Item 1.  Description of Registrant's Securities to be Registered.

         The following is a description of Oragenics, Inc. securities:

Common Stock

         We are  authorized to issue  100,000,000  shares of common  stock,  par
value  $0.001  per  share,  of  which   13,347,480  are  presently   issued  and
outstanding. The holders of our common stock:

         o have equal ratable rights to dividends from funds legally available if and when declared by our board of directors;

         o are entitled to share ratably in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs;

         o do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights; and

         o are entitled to one non-cumulative vote per share on all matters on which stockholders may vote.

         We refer you to our Articles of Incorporation, Bylaws and the applicable statutes of the State of Florida for a more complete description of the rights and liabilities of holders of our securities.

Non-cumulative Voting

         Holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in that event, the holders of the remaining shares will not be able to elect any of our directors. Our chairman and chief scientific officer owns approximately 40.0% of our outstanding shares.

Cash Dividends

         As of the date hereof, we have not paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of our board of directors and will depend upon our earnings, if any, our capital requirements and financial position, general economic conditions, and other pertinent conditions. It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in our business operations.

Preferred Stock

         We are authorized to issue up to 20,000,000 shares of preferred stock with no par value, in one or more classes or series. The designation and preferences, limitations and relative rights, including dividend rights, dividend rates, conversion rights, conversion rates, voting rights and terms of redemption of the preferred shares will be determined by the board of directors. We have no plans presently to issue any shares of preferred stock.

Series A Warrants

         The Series A Warrants issued under a warrant indenture between our company and Computershare Trust Company of Canada dated March 28, 2003, entitled the holder to purchase one share of common stock at a price of $2.00 through December 24, 2003. These Series A warrants expired on December 24, 3004 and are no longer outstanding. Prior to such expiration all of the Series A warrants were exercised by the holders thereof for 1,200,000 shares of Company common stock.

Series B Warrants

         The Series B warrants have been issued under the warrant indenture referred to above. Each Series B warrant entitles the holder to purchase one share of common stock at a price of $3.00 through March 24, 2004. If the Series B warrants are not exercised by then, they will expire and cannot be exercised thereafter. As of March 2, 2004, 28,250 Series B warrants have been exercised.

Other Terms of the Series B Warrants

         We will pay any transfer tax incurred as a result of the issuance of common stock to the warrant holder upon exercise of the warrants.

         We will not issue fractional shares upon the exercise of a warrant and warrant holders may not exercise one-half of one warrant or any other fraction thereof. The holder of a warrant will not possess any rights as our shareholder until he or she exercises the warrant.

         A warrant may be exercised upon surrender of the warrant certificate on or before the expiry date of the warrant at the office of the warrant trustee, with the exercise form found on the back of the warrant certificate, completed and executed as indicated, accompanied by payment of the exercise price (by money order, wire transfer, bank draft or certified check payable to the order of Oragenics, Inc.) for the number of shares of common stock with respect to which the warrant is being exercised.

         For a holder to receive shares of common stock which will be "good delivery" in settlement of transactions on the TSX Venture Exchange upon exercise of the warrants, there must be a current registration statement in effect with the SEC and qualification in effect under applicable state securities laws (or applicable exemptions from state qualification requirements) with respect to the issuance of shares of common stock. We have agreed to use our best efforts to cause a registration statement with respect to the shares issuable upon exercise of the warrants under the Securities Act of 1933 to become and remain effective in anticipation of and before the exercise of the warrants and to take such other actions under the laws of various states as may be required to cause the sale of shares or other securities upon exercise of Series B warrants to be lawful.

         For the life of the warrants, the holders thereof have the opportunity to profit from a rise in the market price of the common shares without assuming the risk of ownership of the common shares underlying the warrants. The warrant holders may be expected to exercise their warrants at a time when we would, in all likelihood, be able to obtain any needed capital by an offering of common shares on terms more favorable than those provided for by the warrants. Furthermore, the terms on which we could obtain additional capital during the life of the warrants may be adversely affected.

Redeemable Warrants

         As part of its compensation in connection with our initial public offering, we issued to our underwriter, Haywood Securities Inc., 500,000 warrants. Each warrant is exercisable through June 24, 2005 to purchase one share of common stock at a price of $1.25 per share. If our shares trade at a price above $5.00 per share or more for 20 consecutive trading days on the TSX Venture Exchange or such other exchange as they may be listed on, then we may provide notice to Haywood that it must exercise such warrants within 30 days of the notice, failing which the warrants will expire and may not be exercised thereafter. As of March 2, 2004, 193,526 underwriter warrants have been exercised.

Registrar and Transfer Agent

         Computershare Trust Company of Canada is the Company's registrar and transfer agent for our securities.

Registration Rights

         Pursuant to the license of our replacement therapy technology from the University of Florida Research Foundation, Inc., we have entered into an Equity Agreement with the University of Florida Research Foundation, Inc. The Equity Agreement provides that if, at any time, we determine to register any shares of our common stock under the United States Securities Act of 1933, we will include in such registration the 599,940 shares which we issued to the University of Florida Research Foundation, Inc. as partial consideration for the license, if the University of Florida Research Foundation, Inc. requests us to do so. Under a further agreement with the University of Florida Research Foundation, Inc., dated January 13, 2003, the University of Florida Research Foundation, Inc. waived its registration rights under the Equity Agreement with respect to our initial public offering.

         During April and May, 2002, we entered into Registration Rights Agreements with Cleo Christine Allen, James Butler, Quickswood Ltd., Angel
Investment Company, Ltd., Amelia Investments Ltd. And Ernest Mario (the "Holders"). Under these agreements, subject to limited exceptions:

         o The Holders may make up to two demands for registration under the Securities Act of their shares of common stock; and

         o In the event we register any of our equity securities under the Securities Act, or shares of common stock, each of our other stockholders who are a party to the agreements, may exercise piggyback registration rights to include all or a portion of its shares of common stock in the registration.

         In the event the Holders make a demand for registration, we agreed to pay all expenses related to that registration. We have also agreed to indemnify the Holders against various liabilities associated with such registration. Under the terms of the registration rights agreements with these Holders, these shares will cease to be registrable securities when (i) their transfer is registered under the Securities Act, (ii) they are sold or transferred in accordance with the requirements of Rule 144, (iii) they are eligible to be sold or transferred under Rule 144 without holding period or volume limitations, or (iv) they are sold in private sale in which the transferor's rights under this agreement are not assigned.

Escrowed Securities

         National Escrow Policy. Under Canadian National Policy 46-201 "Escrow for Initial Public Offerings," those of our shares of common stock which are held by our Principals must be held in escrow. A "Principal" is:

(i) A director or senior officer of our company or of a material operating subsidiary of our company;

(ii) A person or company who has acted as our promoter during the two years before this offering;

(iii) a person or company who owns or controls more than 10% of our voting securities immediately before and immediately after completion of this offering if that person has elected or appointed or has the right to elect or appoint one of our directors or senior officers or a director or officer of a material operating subsidiary of our company;

(iv) a person or company who owns or controls more than 20% of our voting securities immediately before and immediately after completion of our initial public offering; and

(v)      associates and affiliates of any of the foregoing persons.

         All of our directors and senior officers are Principals. Under the National Escrow Policy, we have entered into an escrow agreement with Computershare Trust Company of Canada as escrow agent, and our Principals dated March 28, 2003. Under the escrow agreement, our Principals initially deposited their common shares aggregating 8,200,764 or 68.8% in escrow with the escrow agent. The number and holders of our common shares which were initially subject to escrow under the escrow agreement were as follows:

                                        Number of Escrow
Name of Principal                          Shares Held
-----------------                          -----------

Jeffrey Hillman                              5,400,108
Mento A. Soponis                             1,244,592
Robert Zahradnik                               756,000
Cornet Capital Corp. (1)                       800,064
                                             ---------
                                             8,200,764

----------

(1) Brian McAlister, one of our directors, is the sole shareholder and director of Cornet Capital Corp.


         Under the terms of the escrow agreement, the escrow agent released 10% and 15% of our Principals' common shares from escrow on June 24, 2003 and December 24, 2003, respectively. As of March 2, 2004, an aggregate of 6,150,573 shares of our Principals' common stock, 46.1%, remain in escrow. Our Principals' remaining common shares held in escrow will be released from escrow every 6 months in 15% increments based upon the initial amount of shares held in escrow, as set forth in the following table.

                                        % of escrowed shares
Release Date                                to be released
------------                                --------------

June 24, 2004                                   15%
December 24, 2004                               15%
June 24, 2005                                   15%
December 24, 2005                               15%
June 24, 2006                                   15%

         We are an "emerging issuer" as defined in the National Escrow Policy. A faster, 18 month (from the initial public offering date) release schedule applies to "established issuers" under the policy. If we become an "established issuer" while our Principals' common shares are in escrow, we will "graduate." If we graduate, there will be a catch-up release and an accelerated release of our Principals' common shares which remain in escrow under the 18 month schedule as if we were originally an established issuer. We will "graduate" from being an "emerging" issuer to an "established" issuer if:

1.       Our shares of common stock are listed on the Toronto Stock Exchange;

2.       We are classified as a Tier 1 issuer on the TSX Venture Exchange.

         Under the National Policy escrow agreement, our Principals' common shares may not be transferred or otherwise dealt with while they are in escrow unless the transfers or dealings are:

(i) transfers to our directors and senior officers, with approval of our board of directors;

(ii) transfers to a person or company that before the transfer holds more than 20% of the voting rights attached to our outstanding securities;

(iii) transfers to a person or company that after the transfer will hold more than 10% of the voting rights attached to our outstanding securities and has the right to elect or appoint one or more of our directors or senior officers;

(iv)     transfers to an RRSP or similar  trusteed  plan  provided that the only
         beneficiaries  are  the  transferor  or  the  transferor's   spouse  or
         children;

(v) transfers upon bankruptcy to the trustee in bankruptcy; pledges to a financial institution as collateral for a good faith loan, and upon a realization; or

(vi) tenders of escrowed securities to a take-over bid, provided that if the person tendering to the bid is a Principal of the company resulting from completion of the take-over bid, the securities the Principal receives in exchange for tendered escrowed securities will be placed in escrow on the basis of the resulting company's escrow classification.

         Shares must remain in escrow after a permitted transfer. The Principals are able to vote all shares held in escrow.

         TSX Venture Exchange Escrow Policy. The TSX Venture Exchange applies its own escrow requirements to initial listings. The Exchange's Seed Share Resale Restrictions are hold periods of various lengths which apply where shares are issued to non-Principals prior to an initial public offering. The purchase price of those shares, and the time of their purchase relative to the date of issue of the receipt for preliminary prospectus receipt for an initial public offering determines which Exchange hold period will apply. The University of Florida Research Foundation, Inc. is subject to the TSX Venture Exchange escrow requirements with respect to the 599,940 shares it acquired on July 15, 1999 as consideration for the grant of the license to the Company.

         The University of Florida Research Foundation, Inc. is subject to a Value Security Escrow Agreement dated March 28, 2003. A Value Security Agreement imposes a schedule of escrow release for TSX Venture Exchange Tier 2 Issuers that is identical to that of the National Escrow Policy described above. As of March 2, 2004, 449,955 shares remain subject to the terms of the escrow agreement.

         Pooling Agreement. The underwriter of our initial public offering, Haywood Securities Inc., required that certain of our shareholders who were not otherwise subject to escrow under the National Escrow Policy or TSX Venture Exchange requirements place their shares in escrow under an escrow agreement between Computershare Trust Company, those shareholders, Haywood and us. The escrow agreement was dated March 28, 2003. Under this escrow agreement, one sixth of the shares subject to escrow will be released every three months following the closing of our initial public offering, with the first release occurring upon closing of our initial public offering. All of these shares will have been released from escrow by September 24, 2004. As of March 2, 312,500 shares remain subject to the terms of the escrow agreement.

         Item 2.  Exhibits.

                                                                    Incorporated by Reference
                                                           --------------------------------------------------------------
Exhibit                                                                                                          Filed
Number                    Exhibit Description              Form           File No       Exhibit  Filing Date    Herewith
------                    -------------------              ----           -------       -------  -----------    --------
3.1            Articles of Incorporation                   SB-2         333-100568        3.1      10/16/02
3.2            Bylaws                                      SB-2         333-100568        3.2      10/16/02
3.3            Amended Articles of Incorporation           SB-2         333-100568        3.3      10/16/02
3.4            Amended Articles of Incorporation           SB-2         333-100568        3.4      10/16/02
4.1            Specimen Stock Certificate                  SB-2         333-100568        4.1      10/16/02
4.3            Specimen Series B warrant certificate       SB-2         333-100568        4.3      10/16/02
4.4            Specimen underwriter's warrant certificate  SB-2         333-100568        4.4      10/16/02
10.8           Equity Agreement                            SB-2/A-2     333-100568       10.8       2/10/03
10.17          Series A and B Warrant Indenture            SB-2/A-5     333-100568       10.17     12/23/02
               Escrow Agreement between our principals,
10.19          ourselves and Computershare Trust Company   SB-2         333-100568       99.10     10/16/02
               Value Escrow Agreement between ourselves,
               the University of Florida Research
               Foundation, Inc. and Computershare Trust
10.20          Company                                     SB-2         333-100568       99.11     10/16/02
               Pooling Agreement between our
               non-Principal shareholders and Haywood
10.21          Securities Inc.                             SB-2/A-3     333-100568       10.21      4/9/03
               Escrow Agreement between ourselves,
               Cornet Capital Corp. and Sutherland,
10.24          Asbill and Brennan                          SB-2         333-100568       99.14     10/16/02
               First Amendment to Escrow Agreement
               between ourselves, Cornet Capital Corp.
10.25          and Sutherland, Asbill and Brennan          SB-2/A-1     333-100568       10.25     12/23/02
10.26          Stock Option Plan                           SB-2         333-100568       99.16     10/16/02
               Transfer Agent, Registrar and Dividend
               Disbursing Agent Agreement for Common
10.27          Stock                                       SB-2/A-1     333-100568       10.27     12/23/02
10.28          Warrant Agent and Registrar Agreement       SB-2/A-1     333-100568       10.28     12/23/02
               Registration Rights Agreements between
               ourselves and Cleo Christine Allan, James
               Butler, Quickswood Ltd., Ernest Mario,
               Amelia Investments Ltd. and Angel
10.29          Investment Company Ltd.                     SB-2/A-3     333-100568       10.29      4/9/03
               Agreement Waiving Registration Rights
10.33          under Equity Agreement                      SB-2/A-2     333-100568       10.33      2/10/03

                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                    Oragenics, Inc.

Date:  March 2, 2004                By: /s/ Mento A. Soponis
                                        --------------------------------------
                                        Mento A. Soponis, Chief Executive
                                        Officer and President